Filed by Wintrust Financial Corporation
                                                  (Commission File No.  0-21923)
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                Subject Company: Northview Financial Corporation


         NORTHVIEW FINANCIAL CORPORATION MAILED THE FOLLOWING LETTER, DATED AUGUST 13, 2004, TO ITS SHAREHOLDERS:


                  [NORTHVIEW FINANCIAL CORPORATION LETTERHEAD]

August 13, 2004

Dear Northview Financial Corporation Shareholder:
-------------------------------------------------

PLEASE READ THE FOLLOWING IMPORTANT INFORMATION REGARDING YOUR NORTHVIEW FINANCIAL SHARES AND THE UPCOMING SHAREHOLDERS MEETING.

As announced to you in a letter dated May 10, 2004, the Board of Directors of Northview Financial Corporation signed a definitive agreement to be acquired by Wintrust Financial Corporation. Because your shareholder vote is important we want to make certain you have the opportunity to review the Proxy Statement and other materials prior to the shareholders meeting, scheduled at this time for Wednesday, September 15, 2004 at 5:00 pm.

Due to the manner in which your shares are registered (for example, if your shares are held in an IRA) it was necessary to send the Proxy and notice of the special shareholders meeting to the depository where your shares are held.

We request that you contact your broker immediately to obtain the Proxy Statement and other documents you'll need to cast your vote and facilitate the transfer of your Northview Financial Corporation shares.

Thank you.

Sincerely,

/s/ Blair K. Robinson

Blair K. Robinson
President